Network Engines, Inc.
25 Dan Road
Canton, MA 02021

May 7, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: David L. Orlic, Esq.

Re:	Network Engines, Inc.
Registration Statement on Form S-3
File No. 333-166356
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Network Engines, Inc. (the “Registrant”) hereby withdraws its request for acceleration dated May 5, 2010 and requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-166356), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. on May 10, 2010, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)                                     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)                               the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NETWORK ENGINES, INC.

By:	/s/ Douglas Bryant
Name: Douglas Bryant
Title: Chief Financial Officer